January 12, 2005


Mail Stop 0409

Edward F. Panos
President
Common Horizons, Inc.
620 Tam O`Shanter
Las Vegas, NV 89109

Re:	Common Horizons, Inc.
	Amendment No. 1 to Form SB-2, filed on December 23, 2004
	File No. 333-119366

Dear Mr. Panos:
      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.
      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
Form SB-2
General
Risk Factors, pages 7 - 14
1. It appears from the new description of your products and services contained in your Business section that you intend to rely primarily on member input to provide content for your website. Please add a risk factor discussing the fact that you currently do not have any subscribers, that you will have minimal content with which to attract initial subscribers and that once you have subscribers you will rely primarily on them to provide content to attract additional subscribers.
Because following this offering two of our shareholders will retain approximately 48% of our outstanding common stock, investors may find that the corporate decisions influenced by these two shareholders are inconsistent with the best interests of other shareholders, page 9

2. Please revise your disclosure under this heading to clarify whether the ownership percentages for Mr. Panos and Can Euro Holdings represent percentages before or after the completion of the offering.
If the percentages represent holdings before the offering, please also include percentage ownership after the offering. In addition, please identify Can Euro as the other major shareholder.

Plan of Distribution, pages 20 - 21

3. We note your new disclosure in response to our prior comment number 24. Please further revise your disclosure to provide a description of the requirements of Rule 144 or provide a cross-reference to the location in your prospectus where such a description can be found.

Significant Employees, page 22

4. We have reviewed you response to our prior comment number 26.
Please revise to include a description of your new agreement with Chef Live, Inc.

Security Ownership and Certain Beneficial Owners and Management, pages 22 - 23

5. We note your response to prior comment 27. Please revise the ownership information for Mr. Edward Panos to include the shares held by his immediate family members, including his mother, Muriel Panos
Johnson, and his brother, Mr. John Panos, and the entities controlled by his brother, namely, Autostar and Marathon Enterprises. Beneficial ownership includes shares held indirectly through this relationship. Refer to Rule 13d-3. Please note that Mr. Edward Panos may disclaim ownership in a footnote. Refer to Rule 13d-4.

Plan of Operations, pages 33 - 38

6. Please revise here and on page 37 to clarify that if you are unable to obtain additional financing, your business will fail, as stated on page 7.


Plan of Operation for Marketing, pages 35 - 37

7. We note your new disclosure in the final carry-over paragraph on page 37 that you want to become a publicly reporting company because investors "put more value on investments in securities of a company for which they have a readily accessible market to sell their securities." Because your stock does not currently and may never trade on any market and you will be selling penny stock, it does not appear that this characterization of your stock is appropriate. Please revise or advise.

Executive Compensation, pages 41 - 42
8. We note from your new disclosure in the second full paragraph on
37 that you paid your CEO a $15,500 consulting fee for the period ending June 30, 2004. Please include this amount in your compensation table.

Financial Statements

9. Please revise to provide audited financial statements as of and for a period ending within 135 days of the filing. Refer to Item
310(a) of Regulation S-B.

Other

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.
      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.
      You may contact Jay Spinella, Staff Accountant, at (202)
942-
7323 or Steven Jacobs, Senior Staff Accountant, at (202) 824-5222 if you have questions regarding comments on the financial statements and related matters. Please contact Amanda McManus, Staff Attorney, at
(202) 942-7184 or the undersigned at (202) 942-2987 with any other questions.


Sincerely,


Peggy Kim
Senior Counsel



cc:	Chad Wiener, Esq. (via facsimile)
	Cane & Associates, LLP
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Common Horizons, Inc.
Page 4